UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No.__4__)*

                        ChoiceTel Communications, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 17039H-10-1
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                                (CUSIP Number)

                                April 30, 2000
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          (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


     /X/   Rule 13d-1(b)
     /_/   Rule 13d-1(c)
     /_/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745   (2/92)            Page 1 of 6 pages

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CUSIP No. 17039H-10-1            13G                   Page 2 of 6 pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO.OF THE ABOVER PERSON
    Perkins Capital Management, Inc.
    41-1501962

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
    (a) /_/
    (b) /_/

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    730 East Lake Street, Wayzata, Minnesota  55391

NUMBER OF        5.  SOLE VOTING POWER
                     226,322
SHARES BENE-
                 6.  SHARED VOTING POWER
FICIALLY             0

OWNED BY         7.  SOLE DISPOSITIVE POWER
                     620,372
EACH REPORTING
                 8.  SHARED DISPOSITIVE POWER
PERSON WITH:         0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     450,372

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: /_/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW:

     15.4%

12.  TYPE OF REPORTING PERSON

     IA

                             Page 2 or 6 pages
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CUSIP No. 17039H-10-1            13G                   Page 3 of 6 pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF THE ABOVE PERSON
    The Perkins Opportunity Fund
    13-3682185

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
    (a) /_/
    (b) /_/

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    A Massachusetts Business Trust

NUMBER OF       5.  SOLE VOTING POWER
                    0 (refer to item 5 on page 2 of 6)
SHARES
                6.  SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH   7.  SOLE DISPOSITIVE POWER
                    0 (refer to item 7 on page 2 of 6)
REPORTING
                8.  SHARED DISPOSITIVE POWER
PERSON WITH         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    170,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
    /_/

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.8%

12. TYPE OF REPORTING PERSON *
    IV

SEC 1745    (2/92)         Page 3 of 6 pages

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CUSIP No. 17039H-10-1             13G                 Page 4 of 6 pages

ITEM 1.

     (a) Name of Issuer
         ChoiceTel Communications, Inc.

     (b) Address of Issuer's Principal Executive Offices
         9724 10th Avenue North, Plymouth, MN  55441

ITEM 2.
     (a) Name of Persons Filing
         Perkins Capital Management, Inc. a Minnesota Corporation
         The Perkins Opportunity Fund, a Massachusetts Business Trust

     (b) Address of Principal Business Office or, if none, Residence 730 East Lake Street, Wayzata, MN 55391-1769

     (c) Citizenship
         A Minnesota Corporation
         A Massachusetts Business Trust

     (d) Title of Class of Securities
         Common

     (e) CUSIP Number
         17039H-10-1

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) /_/ Broker or a Dealer registered under Section 15 of the Act
     (b) /_/ Bank as defined in section 3(a)(6) of the Act
     (c) /_/ Insurance Company as defined in section 3(a)(19) of the Act
     (d) /X/ Investment Company registered under section 8 of the Investment Company Act
     (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) /_/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     (g) /_/ Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

SEC 1745 (2/92)            Page 4 of 6 pages

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CUSIP No. 17039H-10-1            13G                  Page 5 of 6 pages

     (h) /_/ Group, in accordance with 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

     (a)  Amount beneficially owned:
          The total amount beneficially owned is 620,372. Of this, 242,436 shares and 207,936 warrants exercisable within 60 days are held for clients of Perkins Capital Management, Inc. and 85,000 shares and 85,000 warrants are held by the Perkins Opportunity Fund. Perkins Capital Management, Inc. disclaims beneficial ownership over all shares.
     (b)  Percent of class:
          The total percent of class held is 21.2, which includes 15.4% held in client accounts and 5.4% held by the Perkins Opportunity Fund.
     (c)  Number of shares as to which such person has:

          (i)     Sole power to vote or to direct the vote:
                  Perkins Capital Management, Inc. has to sole power to vote 226,322 shares, which includes 85,000 shares held in the Perkins Opportunity Fund.
          (ii)    Shared power to vote or to direct the vote:
                  0
          (iii)   Sole power to dispose or to direct the disposition of:
                  Perkins Capital Management, Inc. has the power to dispose of 620,372 shares, which includes 242,436 common and 207,936 warrants exercisable within 60 days that are held in client accounts and 85,000 common equivalents and 85,000 warrants exercisable within 60 days that are held in the Perkins Opportunity Fund.
          (iv)    Shared power to dispose or to direct the disposition of:
                  0

SEC 1745 (2/92)                            Page 5 of 6 pages

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CUSIP No. 17039H-10-1             13G                   Page 6 of 6 pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "ACT") by and among the parties listed below, each referred to herin as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the ACT and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G as appropriate and that said joint filing may thereafter be amended by further joint filings. The joint filers state that to the best of their knowledge and belief they each satisfy the requirement for making a joint filing under rule 13d-1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2000

By  /s/    Richard C. Perkins
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              (Signature)

Richard C. Perkins, VP/Portfolio Manager
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              (Name/Title)


By  /s/    Steven Paggioli
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              (Signature)

Steven Paggiolit/Professionaly Managed Account
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              (Name/Title)

SEC 1745  (2/92)                 Page 6 of 6 pages

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